WAIVER AND CONSENT LETTER

July 28, 2026

To: Apollomics Inc. (the "**Company**")
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

Re: Waiver of Minimum Proceeds Threshold under Convertible Promissory Note dated March 30, 2026

Reference is made to the Convertible Promissory Note, dated as of March 30, 2026 (the "**Note**"), issued by the Company to Hung-Wen Chen (the "**Holder**") in the principal amount of USD $2,000,000. Capitalized terms used but not defined in this letter shall have the meanings ascribed to them in the Note.

Pursuant to Section 2.1 of the Note, the principal balance of the Note automatically converts into Conversion Shares upon the closing of the Next Equity Financing. Section 2.5(b) of the Note defines "Next Equity Financing" as the next sale of Equity Securities from which the Company receives aggregate gross proceeds of "not less than USD$10,000,000".

The Holder acknowledges that the Company is currently contemplating a Private Investment in Public Equity (PIPE) transaction to raise aggregate gross proceeds of approximately USD $8,000,000 (the "**Proposed Financing**").

To facilitate the immediate conversion of the Note concurrently with the closing of the Proposed Financing, the Holder hereby voluntarily waives the requirement in Section 2.5(b) of the Note that the aggregate gross proceeds be "not less than USD$10,000,000" solely with respect to the Proposed Financing. The Holder expressly consents and agrees that the Proposed Financing shall be deemed a "Next Equity Financing" under the Note, and upon the closing of the Proposed Financing, the outstanding principal balance of the Note shall automatically convert into Conversion Shares in accordance with Section 2.1 of the Note.

Pursuant to Section 8.10 of the Note, any amendment or waiver of any provision of the Note shall be effective only if in writing and signed by both the Company and the Holder. Therefore, please indicate the Company's acknowledgment and agreement to the terms of this waiver by countersigning below.

Yours faithfully,

簽署人：
Howard Chen
簽署人姓名： Howard Chen
簽署原因： 我核准本文件
簽署時間： 28-Jul-2026 | 07:24:16 PDT
D666FA66711144839A5082CDDC6FB9D

Hung-Wen (Howard) Chen

ACKNOWLEDGED AND AGREED:
APOLLOMICS INC.

Signed by:
Peter.Lin
Signer Name: Peter.Lin
Signing Reason: I have reviewed this document
Signing Time: 28-Jul-2026 | 15:05:58 GMT
5805DD6DE39E48A5B8BFE2EAB310DE4F

By: ________________________
Name: Peter Lin
Title: Chief Financial Officer